SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                          Commission file number 1-3004



                             Illinois Power Company
                             Incentive Savings Plan
                            (Full title of the plan)




                              Illinova Corporation
                              500 South 27th Street
                             Decatur, Illinois 62525


                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office.)

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN



                              FINANCIAL STATEMENTS
                           AND ADDITIONAL INFORMATION




                                DECEMBER 31, 1998

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN


     Index to Financial Statements and Additional Information

Financial Statements:                                                  Page

      Report of Independent Accountants

      Statements of Net Assets Available for Benefits                 2-17
      with Fund Information as of
      December 31, 1998 and 1997


      Statements  of Changes  in Net Assets  Available               18-33
      for Benefits with Fund Information for the years ended December 31, 1998 and 1997


      Notes to Financial Statements                                  34-42

Additional Information:

       Schedule I - Schedule of Assets Held for Investment Purposes

       Schedule II - Schedule of Reportable Transactions



Note:Other schedules required by section  2520.103-10 of the Department of Labor
     Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                                                 Fidelity
                                              Illinova            Equity
                                               Stock              Income
                                               Fund                Fund
ASSETS:
   Cash and Temporary Cash Investments      $   350,597         $         0
   Investments at Fair Value                 25,546,700          43,442,523
                                            -----------         -----------
       Total Investments                     25,897,297          43,442,523

   Dividends and Interest Receivable              1,413                   0
   Employee Contributions Receivable             93,940              73,717
   Employer Contributions Receivable            199,698                   0
   Loan Repayments Receivable                       879              15,231
   Loans Outstanding                                  0                   0
                                            -----------         -----------
       Other Assets                             295,930              88,948
                                            -----------         -----------
   Total Assets                              26,193,227          43,531,471
                                            -----------         -----------

LIABILITIES:
   Accrued Expenses                              57,906                   0
                                            -----------         -----------
   Total Liabilities                             57,906                   0
                                            -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS           $26,135,321         $43,531,471
                                            ===========         ===========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                             Fidelity
                                            Retirement
                                              Growth               Loan
                                               Fund                Fund

ASSETS:
   Cash and Temporary Cash Investments      $         0         $        0
   Investments at Fair Value                 44,622,782                  0
                                            -----------         ----------
       Total Investments                     44,622,782                  0

   Dividends and Interest Receivable                  0                  0
   Employee Contributions Receivable             77,123                  0
   Employer Contributions Receivable                  0                  0
   Loan Repayments Receivable                    16,685            (57,757)
   Loans Outstanding                                  0          4,190,017
                                            -----------         ----------
       Other Assets                              93,809          4,132,260
                                            -----------         ----------
   Total Assets                              44,716,590          4,132,260
                                            -----------         ----------

LIABILITIES:
   Accrued Expenses                                   0                  0
                                            -----------         ----------
   Total Liabilities                                  0                  0
                                            -----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS           $44,716,590         $4,132,260
                                            ===========         ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                             Fidelity             Fidelity
                                              Asset                 Asset
                                             Manager               Manager
                                              Income               Growth
                                               Fund                 Fund
ASSETS:
   Cash and Temporary Cash Investments      $        0          $        0
   Investments at Fair Value                 1,918,843           8,025,684
                                            ----------          ----------
       Total Investments                     1,918,843           8,025,684

   Dividends and Interest Receivable                 0                   0
   Employee Contributions Receivable             5,524              19,439
   Employer Contributions Receivable                 0                   0
   Loan Repayments Receivable                      452               3,104
   Loans Outstanding                                 0                   0
                                            ----------          ----------
       Other Assets                              5,976              22,543
                                            ----------          ----------
   Total Assets                              1,924,819           8,048,227
                                            ----------          ----------

LIABILITIES:
   Accrued Expenses                                  0                   0
                                            ----------          ----------
   Total Liabilities                                 0                   0
                                            ----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS           $1,924,819          $8,048,227
                                            ==========          ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998


                                              Fidelity            Fidelity
                                                Asset           International
                                               Manager           Growth and
                                                Fund            Income Fund
ASSETS:
   Cash and Temporary Cash Investments      $         0         $        0
   Investments at Fair Value                 10,815,508          3,370,968
                                             ----------         ----------
       Total Investments                     10,815,508          3,370,968

   Dividends and Interest Receivable                  0                  0
   Employee Contributions Receivable             21,171              9,263
   Employer Contributions Receivable                  0                  0
   Loan Repayments Receivable                     3,784              1,729
   Loans Outstanding                                  0                  0
                                             ----------         ----------
       Other Assets                              24,955             10,992
                                             ----------         ----------
   Total Assets                              10,840,463          3,381,960
                                             ----------         ----------

LIABILITIES:
   Accrued Expenses                                   0                  0
                                             ----------         ----------
   Total Liabilities                                  0                  0
                                             ----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS           $10,840,463         $3,381,960
                                             ==========         ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                              Fidelity            Fidelity
                                               Managed           US Equity
                                                Income             Index
                                              Portfolio          Commingled
                                                 Fund               Pool

ASSETS:
   Cash and Temporary Cash Investments      $         0         $        0
   Investments at Fair Value                 17,502,633          7,493,956
                                            -----------         ----------
       Total Investments                     17,502,633          7,493,956

   Dividends and Interest Receivable                  0                  0
   Employee Contributions Receivable             25,854             23,772
   Employer Contributions Receivable                  0                  0
   Loan Repayments Receivable                     7,087              3,492
   Loans Outstanding                                  0                  0
                                            -----------         ----------
       Other Assets                              32,941             27,264
                                            -----------         ----------
   Total Assets                              17,535,574          7,521,220
                                            -----------         ----------

LIABILITIES:
   Accrued Expenses                                   0                  0
                                            -----------         ----------
   Total Liabilities                                  0                  0
                                            -----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS           $17,535,574         $7,521,220
                                            ===========         ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                             Founders             USAA
                                               Growth         International
                                                Fund              Fund
ASSETS:
   Cash and Temporary Cash Investments      $        0          $      0
   Investments at Fair Value                 4,372,705           696,540
                                            ----------          --------
       Total Investments                     4,372,705           696,540

   Dividends and Interest Receivable                 0                 0
   Employee Contributions Receivable            13,888             3,056
   Employer Contributions Receivable                 0                 0
   Loan Repayments Receivable                    2,093               432
   Loans Outstanding                                 0                 0
                                            ----------          --------
       Other Assets                             15,981             3,488
                                            ----------          --------
   Total Assets                              4,388,686           700,028
                                            ----------          --------

LIABILITIES:
   Accrued Expenses                                  0                 0
                                            ----------          --------
   Total Liabilities                                 0                 0
                                            ----------          --------
NET ASSETS AVAILABLE FOR BENEFITS           $4,388,686          $700,028
                                            ==========          ========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                              Warburg
                                               Pincus             Fidelity
                                              Emerging           Brokerage
                                               Growth                Link
ASSETS:
   Cash and Temporary Cash Investments      $        0          $        0
   Investments at Fair Value                 1,421,588           3,992,883
                                              --------          ----------
       Total Investments                     1,421,588           3,992,883

   Dividends and Interest Receivable                 0                   0
   Employee Contributions Receivable             5,474               2,471
   Employer Contributions Receivable                 0                   0
   Loan Repayments Receivable                      921               1,868
   Loans Outstanding                                 0                   0
                                              --------          ----------
       Other Assets                              6,395               4,339
                                              --------          ----------
   Total Assets                              1,427,983           3,997,222
                                              --------          ----------

LIABILITIES:
   Accrued Expenses                                  0                   0
                                              --------          ----------
   Total Liabilities                                 0                   0
                                              --------          ----------
NET ASSETS AVAILABLE FOR BENEFITS           $1,427,983          $3,997,222
                                            ==========          ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                                       Total All
                                                         Funds
ASSETS:
   Cash and Temporary Cash Investments                  $ 350,597
   Investments at Fair Value                          173,223,313
                                                     ------------
       Total Investments                              173,573,910

   Dividends and Interest Receivable                        1,413
   Employee Contributions Receivable                      374,692
   Employer Contributions Receivable                      199,698
   Loan Repayments Receivable                                   0
   Loans Outstanding                                    4,190,017
                                                     ------------
       Other Assets                                     4,765,820
                                                     ------------
   Total Assets                                       178,339,730
                                                     ------------

LIABILITIES:
   Accrued Expenses                                        57,906
                                                     ------------
   Total Liabilities                                       57,906
                                                     ------------
NET ASSETS AVAILABLE FOR BENEFITS                    $178,281,824
                                                     ============


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                                                 Fidelity
                                              Illinova            Equity
                                               Stock              Income
                                               Fund                Fund
ASSETS:
   Cash and Temporary Cash Investments      $   298,849         $         0
   Investments at Fair Value                 25,968,828          41,911,711
                                            -----------         -----------
       Total Investments                     26,267,677          41,911,711

   Dividends and Interest Receivable              1,278                   0
   Employee Contributions Receivable              2,051              67,595
   Employer Contributions Receivable            811,796                   0
   Loan Repayments Receivable                       591              15,454
   Loans Outstanding                                  0                   0
                                            -----------         -----------
       Other Assets                             815,716              83,049
                                            -----------         -----------
   Total Assets                              27,083,393          41,994,760
                                            -----------         -----------

LIABILITIES:
   Accrued Expenses                              13,999                   0
                                            -----------         -----------
   Total Liabilities                             13,999                   0
                                            -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS           $27,069,394         $41,994,760
                                            ===========         ===========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                             Fidelity
                                            Retirement
                                              Growth               Loan
                                                Fund               Fund

ASSETS:
   Cash and Temporary Cash Investments      $         0         $        0
   Investments at Fair Value                 33,106,384                  0
                                            -----------         ----------
       Total Investments                     33,106,384                  0

   Dividends and Interest Receivable                  0                  0
   Employee Contributions Receivable             61,714                  0
   Employer Contributions Receivable                  0                  0
   Loan Repayments Receivable                    13,682           (50,704)
   Loans Outstanding                                  0          3,916,574
                                            -----------         ----------
       Other Assets                              75,396          3,865,870
                                            -----------         ----------
   Total Assets                              33,181,780          3,865,870
                                            -----------         ----------

LIABILITIES:
   Accrued Expenses                                   0                  0
                                            -----------         ----------
   Total Liabilities                                  0                  0
                                            -----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS           $33,181,780         $3,865,870
                                            ===========         ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                             Fidelity             Fidelity
                                               Asset                Asset
                                             Manager              Manager
                                              Income               Growth
                                               Fund                 Fund
ASSETS:
   Cash and Temporary Cash Investments      $        0          $        0
   Investments at Fair Value                 1,181,289           7,373,529
                                            ----------          ----------
       Total Investments                     1,181,289           7,373,529

   Dividends and Interest Receivable                 0                   0
   Employee Contributions Receivable             3,244              16,817
   Employer Contributions Receivable                 0                   0
   Loan Repayments Receivable                      535               2,828
   Loans Outstanding                                 0                   0
                                            ----------          ----------
       Other Assets                              3,779              19,645
                                            ----------          ----------
   Total Assets                              1,185,068           7,393,174
                                            ----------          ----------

LIABILITIES:
   Accrued Expenses                                  0                   0
                                            ----------          ----------
   Total Liabilities                                 0                   0
                                            ----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS           $1,185,068          $7,393,174
                                            ==========          ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                             Fidelity             Fidelity
                                              Asset             International
                                             Manager              Growth and
                                              Fund               Income Fund
ASSETS:
   Cash and Temporary Cash Investments      $        0          $        0
   Investments at Fair Value                 9,362,941           3,347,530
                                            ----------          ----------
       Total Investments                     9,362,941           3,347,530

   Dividends and Interest Receivable                 0                   0
   Employee Contributions Receivable            17,467               9,260
   Employer Contributions Receivable                 0                   0
   Loan Repayments Receivable                    3,827               1,897
   Loans Outstanding                                 0                   0
                                            ----------          ----------
       Other Assets                             21,294              11,157
                                            ----------          ----------
   Total Assets                              9,384,235           3,358,687
                                            ----------          ----------

LIABILITIES:
   Accrued Expenses                                  0                   0
                                            ----------          ----------
   Total Liabilities                                 0                   0
                                            ----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS           $9,384,235          $3,358,687
                                            ==========          ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                              Fidelity            Fidelity
                                               Managed           US Equity
                                                Income             Index
                                              Portfolio          Commingled
                                                 Fund               Pool

ASSETS:
   Cash and Temporary Cash Investments      $         0         $        0
   Investments at Fair Value                 15,046,006          2,855,122
                                            -----------         ----------
       Total Investments                     15,046,006          2,855,122

   Dividends and Interest Receivable                  0                  0
   Employee Contributions Receivable             20,818             10,869
   Employer Contributions Receivable                  0                  0
   Loan Repayments Receivable                     6,516              1,975
   Loans Outstanding                                  0                  0
                                            -----------         ----------
       Other Assets                              27,334             12,844
                                            -----------         ----------
   Total Assets                              15,073,340          2,867,966
                                            -----------         ----------

LIABILITIES:
   Accrued Expenses                                   0                  0
                                            -----------         ----------
   Total Liabilities                                  0                  0
                                            -----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS           $15,073,340         $2,867,966
                                            ===========         ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                             Founders              USAA
                                              Growth            International
                                               Fund                Fund
ASSETS:
   Cash and Temporary Cash Investments      $        0          $      0
   Investments at Fair Value                 1,687,490           683,595
                                            ----------          --------
       Total Investments                     1,687,490           683,595

   Dividends and Interest Receivable                 0                 0
   Employee Contributions Receivable             6,023             2,407
   Employer Contributions Receivable                 0                 0
   Loan Repayments Receivable                    1,171               342
   Loans Outstanding                                 0                 0
                                            ----------          --------
       Other Assets                              7,194             2,749
                                            ----------          --------
   Total Assets                              1,694,684           686,344
                                            ----------          --------

LIABILITIES:
   Accrued Expenses                                  0                 0
                                            ----------          --------
   Total Liabilities                                 0                 0
                                            ----------          --------
NET ASSETS AVAILABLE FOR BENEFITS           $1,694,684          $686,344
                                            ==========          ========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                             Warburg
                                              Pincus              Fidelity
                                             Emerging            Brokerage
                                              Growth                Link
ASSETS:
   Cash and Temporary Cash Investments      $      0            $        0
   Investments at Fair Value                 961,687             1,621,382
                                            --------            ----------
       Total Investments                     961,687             1,621,382

   Dividends and Interest Receivable               0                     0
   Employee Contributions Receivable           3,639                 1,469
   Employer Contributions Receivable               0                     0
   Loan Repayments Receivable                    757                 1,129
   Loans Outstanding                               0                     0
                                            --------            ----------
       Other Assets                            4,396                 2,598
                                            --------            ----------
   Total Assets                              966,083             1,623,980
                                            --------            ----------

LIABILITIES:
   Accrued Expenses                                0                     0
                                            --------            ----------
   Total Liabilities                               0                     0
                                            --------            ----------
NET ASSETS AVAILABLE FOR BENEFITS           $966,083            $1,623,980
                                            ========            ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                                        Total All
                                                          Funds
ASSETS:
   Cash and Temporary Cash Investments                  $ 298,849
   Investments at Fair Value                          145,107,494
                                                     ------------
       Total Investments                              145,406,343

   Dividends and Interest Receivable                        1,278
   Employee Contributions Receivable                      223,373
   Employer Contributions Receivable                      811,796
   Loan Repayments Receivable                                   0
   Loans Outstanding                                    3,916,574
                                                     ------------
       Other Assets                                     4,953,021
                                                     ------------
   Total Assets                                       150,359,364
                                                     ------------

LIABILITIES:
   Accrued Expenses                                        13,999
                                                     ------------
   Total Liabilities                                       13,999
                                                     ------------
NET ASSETS AVAILABLE FOR BENEFITS                    $150,345,365
                                                     ============


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                             Illinova               Fidelity
                                               Stock             Equity Income
                                               Fund                   Fund
Sources of Participants' Equity:
   Contributions:
         Employee                              $ 96,592         $ 2,416,005
         Employer                             1,599,690                   0
                                            -----------         -----------
                                              1,696,282           2,416,005
                                            -----------         -----------

 Plan-to-Plan Transfers                         182,169             385,644

   Investment Income:
       Dividend and Interest Income           1,224,013           2,620,545
       Net Change in Fair Value of
         Investments                         (1,770,615)          2,698,795
                                            -----------         -----------
                                               (546,602)          5,319,340
                                            -----------         -----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants              1,526,481           2,075,436
       Administrative and Miscellaneous
         Expenses                                27,086               8,313
                                            -----------         -----------
                                              1,553,567           2,083,749
                                            -----------         -----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                          (221,718)          6,037,240

Loans to Participants, net                        3,349             (83,626)

Fund-to-Fund Transfers                         (715,794)         (4,416,903)

Net Assets Available for Benefits,
   Beginning of Year                         27,069,394          41,994,760
                                            -----------         -----------
Net Assets Available for Benefits,
   End of Year                              $26,135,321         $43,531,471
                                            ===========         ===========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                             Fidelity
                                            Retirement
                                              Growth                Loan
                                               Fund                 Fund

Sources of Participants' Equity:
   Contributions:
         Employee                           $ 2,353,790         $        0
         Employer                                     0                  0
                                            -----------         ----------
                                              2,353,790                  0
                                            -----------         ----------

 Plan-to-Plan Transfers                         214,106             50,743

   Investment Income:
       Dividend and Interest Income           4,536,780                  0
       Net Change in Fair Value of
         Investments                          7,365,614                  0
                                            -----------         ----------
                                             11,902,394                  0
                                            -----------         ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants              1,762,336            132,341
       Administrative and Miscellaneous
         Expenses                                 1,259                  0
                                            -----------         ----------
                                              1,763,595            132,341
                                            -----------         ----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                        12,706,695           (81,598)

Loans to Participants, net                      (171,523)          347,988

Fund-to-Fund Transfers                        (1,000,362)                0

Net Assets Available for Benefits,
   Beginning of Year                         33,181,780          3,865,870
                                            -----------         ----------
Net Assets Available for Benefits,
   End of Year                              $44,716,590         $4,132,260
                                            ===========         ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                             Fidelity             Fidelity
                                               Asset               Asset
                                              Manager             Manager
                                             Income Fund         Growth Fund
Sources of Participants' Equity:
   Contributions:
         Employee                             $167,485            $646,313
         Employer                                    0                   0
                                            ----------          ----------
                                               167,485             646,313
                                            ----------          ----------

 Plan-to-Plan Transfers                          4,414             (13,367)

   Investment Income:
       Dividend and Interest Income            150,728           1,140,846
       Net Change in Fair Value of
         Investments                             7,534             149,993
                                            ----------          ----------
                                               158,262           1,290,839
                                            ----------          ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                82,692             405,276
       Administrative and Miscellaneous
         Expenses                                   15                  11
                                            ----------          ----------
                                                82,707             405,287
                                            ----------          ----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                          247,454           1,518,498

Loans to Participants, net                       3,757              (8,174)

Fund-to-Fund Transfers                         488,540            (855,271)

Net Assets Available for Benefits,
   Beginning of Year                         1,185,068           7,393,174
                                            ----------          ----------
Net Assets Available for Benefits,
   End of Year                              $1,924,819          $8,048,227
                                            ==========          ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                               Fidelity           Fidelity
                                                 Asset          International
                                                Manager          Growth and
                                                 Fund            Income Fund
Sources of Participants' Equity:
   Contributions:
         Employee                            $  718,061         $  339,656
         Employer                                     0                  0
                                             ----------         ----------
                                                718,061            339,656
                                             ----------         ----------

 Plan-to-Plan Transfers                          (7,016)            (2,962)

   Investment Income:
       Dividend and Interest Income           1,956,534            123,629
       Net Change in Fair Value of
         Investments                           (446,214)           179,095
                                             ----------         ----------
                                              1,510,320            302,724
                                             ----------         ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                658,278            136,267
       Administrative and Miscellaneous
         Expenses                                    89                359
                                             ----------         ----------
                                                658,367            136,626
                                             ----------         ----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                         1,562,998            502,792

Loans to Participants, net                      (32,784)             2,243

Fund-to-Fund Transfers                          (73,986)          (481,762)

Net Assets Available for Benefits,
   Beginning of Year                          9,384,235          3,358,687
                                             ----------         ----------
Net Assets Available for Benefits,
   End of Year                              $10,840,463         $3,381,960
                                             ==========         ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                              Fidelity              Fidelity
                                           Managed Income       US Equity Index
                                           Portfolio Fund       Commingled Pool

Sources of Participants' Equity:
   Contributions:
         Employee                           $ 1,137,273         $  694,958
         Employer                                     0                  0
                                            -----------         ----------
                                              1,137,273            694,958
                                            -----------         ----------

 Plan-to-Plan Transfers                          51,030            142,180

   Investment Income:
       Dividend and Interest Income             943,409             25,899
       Net Change in Fair Value of
         Investments                                  0          1,359,719
                                            -----------         ----------
                                                943,409          1,385,618
                                            -----------         ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                909,554             97,264
       Administrative and Miscellaneous
         Expenses                                 7,139                  0
                                            -----------         ----------
                                                916,693             97,264
                                            -----------         ----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                         1,215,019          2,125,492

Loans to Participants, net                      (70,630)            (7,515)

Fund-to-Fund Transfers                        1,317,845          2,535,277

Net Assets Available for Benefits,
   Beginning of Year                         15,073,340          2,867,966
                                            -----------         ----------
Net Assets Available for Benefits,
   End of Year                              $17,535,574         $7,521,220
                                            ===========         ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                             Founders            USAA
                                               Growth        International
                                                Fund             Fund
Sources of Participants' Equity:
   Contributions:
         Employee                           $  451,359          $202,522
         Employer                                    0                 0
                                            ----------          --------
                                               451,359           202,522
                                            ----------          --------

 Plan-to-Plan Transfers                          3,600            (1,617)

   Investment Income:
       Dividend and Interest Income            237,578            32,242
       Net Change in Fair Value of
         Investments                           438,316            (1,507)
                                            ----------          --------
                                               675,894            30,735
                                            ----------          --------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                66,827            62,713
       Administrative and Miscellaneous
         Expenses                                    0                 0
                                            ----------          --------
                                                66,827            62,713
                                            ----------          --------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                        1,064,026           168,927

Loans to Participants, net                      11,185           (31,967)

Fund-to-Fund Transfers                       1,618,791          (123,276)

Net Assets Available for Benefits,
   Beginning of Year                         1,694,684           686,344
                                            ----------          --------
Net Assets Available for Benefits,
   End of Year                              $4,388,686          $700,028
                                            ==========          ========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                             Warburg
                                              Pincus              Fidelity
                                             Emerging            Brokerage
                                              Growth               Link

Sources of Participants' Equity:
   Contributions:
         Employee                             $254,892          $   55,473
         Employer                                    0                   0
                                              --------          ----------
                                               254,892              55,473
                                              --------          ----------

 Plan-to-Plan Transfers                          7,415              58,387

   Investment Income:
       Dividend and Interest Income              5,145             736,932
       Net Change in Fair Value of
         Investments                            70,895                   0
                                              --------          ----------
                                                76,040             736,932
                                              --------          ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                21,382              16,510
       Administrative and Miscellaneous
         Expenses                                    0              60,613
                                              --------          ----------
                                                21,382              77,123
                                              --------          ----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                          316,965             773,669

Loans to Participants, net                       4,657              32,950

Fund-to-Fund Transfers                         140,278           1,566,623

Net Assets Available for Benefits,
   Beginning of Year                           966,083           1,623,980
                                              --------          ----------
Net Assets Available for Benefits,
   End of Year                              $1,427,983          $3,997,222
                                             =========          ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                                            Total All
                                                              Funds
Sources of Participants' Equity:
   Contributions:
         Employee                                           $9,534,379
         Employer                                            1,599,690
                                                          ------------
                                                            11,134,069
                                                          ------------

Plan-to-Plan Transfers                                       1,074,726

   Investment Income:
       Dividend and Interest Income                         13,734,280
       Net Change in Fair Value of
         Investments                                        10,051,625
                                                          ------------
                                                            23,785,905
                                                          ------------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                             7,953,357
       Administrative and Miscellaneous
         Expenses                                              104,884
                                                          ------------
                                                             8,058,241
                                                          ------------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                                        27,936,459

Loans to Participants, net                                           0

Fund-to-Fund Transfers                                               0

Net Assets Available for Benefits,
   Beginning of Year                                       150,345,365
                                                          ------------
Net Assets Available for Benefits,
   End of Year                                            $178,281,824
                                                          ============

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                                                   Fidelity
                                             Illinova               Equuity
                                               Stock                Income
                                               Fund                  Fund
Sources of Participants' Equity:
   Contributions:
         Employee                             $ 138,130         $ 2,330,525
         Employer                             2,098,559                   0
                                            -----------         -----------
                                              2,236,689           2,330,525
                                            -----------         -----------

 Plan-to-Plan Transfers                         362,516             173,428

   Investment Income:
       Dividend and Interest Income           1,171,761           2,414,347
       Net Change in Fair Value of
         Investments                           (236,476)          7,457,216
                                            -----------         -----------
                                                935,285           9,871,563
                                            -----------         -----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants              1,337,976           2,104,579
       Administrative and Miscellaneous
         Expenses                                27,756               4,587
                                            -----------         -----------
                                              1,365,732           2,109,166
                                            -----------         -----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                         2,168,758          10,266,350

Loans to Participants, net                        4,991              16,188

Fund-to-Fund Transfers                         (508,012)         (1,051,248)

Net Assets Available for Benefits,
   Beginning of Year                         25,403,657          32,763,470
                                            -----------         -----------
Net Assets Available for Benefits,
   End of Year                              $27,069,394         $41,994,760
                                            ===========         ===========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                             Fidelity
                                            Retirement
                                              Growth                Loan
                                               Fund                 Fund

Sources of Participants' Equity:
   Contributions:
         Employee                           $ 2,324,724               $  0
         Employer                                     0                  0
                                            -----------         ----------
                                              2,324,724                  0
                                            -----------         ----------

 Plan-to-Plan Transfers                         329,329             51,768

   Investment Income:
       Dividend and Interest Income           5,818,457                  0
       Net Change in Fair Value of
         Investments                           (309,142)                 0
                                            -----------         ----------
                                              5,509,315                  0
                                            -----------         ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants              1,375,393            138,629
       Administrative and Miscellaneous
         Expenses                                   923                  0
                                            -----------         ----------
                                              1,376,316            138,629
                                            -----------         ----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                         6,787,052            (86,861)

Loans to Participants, net                      (12,030)            34,873

Fund-to-Fund Transfers                       (3,876,423)                 0

Net Assets Available for Benefits,
   Beginning of Year                         30,283,181          3,917,858
                                            -----------         ----------
Net Assets Available for Benefits,
   End of Year                              $33,181,780         $3,865,870
                                            ===========         ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                             Fidelity              Fidelity
                                            Asset Manager        Asset Manager
                                             Income Fund            Growth
                                                                     Fund
Sources of Participants' Equity:
   Contributions:
         Employee                           $  115,604          $  613,537
         Employer                                    0                   0
                                            ----------          ----------
                                               115,604             613,537
                                            ----------          ----------

 Plan-to-Plan Transfers                          8,077              73,516

   Investment Income:
       Dividend and Interest Income             78,070             785,862
       Net Change in Fair Value of
         Investments                            51,147             727,905
                                            ----------          ----------
                                               129,217           1,513,767
                                            ----------          ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants               209,150             279,652
       Administrative and Miscellaneous
         Expenses                                   46                   4
                                            ----------          ----------
                                               209,196             279,656
                                            ----------          ----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                           43,702           1,921,164

Loans to Participants, net                       3,384              (8,120)

Fund-to-Fund Transfers                          15,388             304,151

Net Assets Available for Benefits,
   Beginning of Year                         1,122,594           5,175,979
                                            ----------          ----------
Net Assets Available for Benefits,
   End of Year                              $1,185,068          $7,393,174
                                            ==========          ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                             Fidelity              Fidelity
                                               Asset             International
                                              Manager              Growth and
                                               Fund                Income Fund
Sources of Participants' Equity:
   Contributions:
         Employee                             $606,566            $374,621
         Employer                                    0                   0
                                            ----------          ----------
                                               606,566             374,621
                                            ----------          ----------

 Plan-to-Plan Transfers                         51,709              (3,351)

   Investment Income:
       Dividend and Interest Income            843,549             225,250
       Net Change in Fair Value of
         Investments                           931,548              60,787
                                            ----------          ----------
                                             1,775,097             286,037
                                            ----------          ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants               790,382             257,952
       Administrative and Miscellaneous
         Expenses                                    4                 104
                                            ----------          ----------
                                               790,386             258,056
                                            ----------          ----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                        1,642,986             399,251

Loans to Participants, net                     (29,578)              6,375

Fund-to-Fund Transfers                        (440,383)           (802,524)

Net Assets Available for Benefits,
   Beginning of Year                         8,211,210           3,755,585
                                            ----------          ----------
Net Assets Available for Benefits,
   End of Year                              $9,384,235          $3,358,687
                                            ==========          ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                              Fidelity           Fidelity US
                                            Managed Income      Equity Index
                                            Portfolio Fund      Commingled Pool
Sources of Participants' Equity:
   Contributions:
         Employee                              $805,198            $210,662
         Employer                                     0                   0
                                            -----------          ----------
                                                805,198             210,662
                                            -----------          ----------

 Plan-to-Plan Transfers                          79,844             (26,171)

   Investment Income:
       Dividend and Interest Income             936,837               4,704
       Net Change in Fair Value of
         Investments                                  0             258,350
                                            -----------          ----------
                                                936,837             263,054
                                            -----------          ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants              1,310,245              12,634
       Administrative and Miscellaneous
         Expenses                                 5,793                   0
                                            -----------          ----------
                                              1,316,038              12,634
                                            -----------          ----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                           505,841             434,911

Loans to Participants, net                      (35,616)              8,888

Fund-to-Fund Transfers                         (474,453)          2,424,167

Net Assets Available for Benefits,
   Beginning of Year                         15,077,568                   0
                                            -----------          ----------
Net Assets Available for Benefits,
   End of Year                              $15,073,340          $2,867,966
                                            ===========          ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                             Founders              USAA
                                               Growth          International
                                                Fund               Fund
Sources of Participants' Equity:
   Contributions:
         Employee                             $209,244            $72,604
         Employer                                    0                  0
                                            ----------           --------
                                               209,244             72,604
                                            ----------           --------

 Plan-to-Plan Transfers                          3,189              1,035

   Investment Income:
       Dividend and Interest Income            228,086             54,230
       Net Change in Fair Value of
         Investments                          (144,840)           (42,418)
                                            ----------           --------
                                                83,246             11,812
                                            ----------           --------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                12,303                  0
       Administrative and Miscellaneous
         Expenses                                    0                  0
                                            ----------           --------
                                                12,303                  0
                                            ----------           --------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                          283,376             85,451

Loans to Participants, net                      (4,856)            (1,727)

Fund-to-Fund Transfers                       1,416,164            602,620

Net Assets Available for Benefits,
   Beginning of Year                                 0                  0
                                            ----------           --------
Net Assets Available for Benefits,
   End of Year                              $1,694,684           $686,344
                                            ==========           ========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                             Warburg
                                              Pincus              Fidelity
                                             Emerging            Brokerage
                                              Growth                Link

Sources of Participants' Equity:
   Contributions:
         Employee                           $123,549               $ 26,967
         Employer                                  0                      0
                                            --------             ----------
                                             123,549                 26,967
                                            --------             ----------

 Plan-to-Plan Transfers                        1,376                      0

   Investment Income:
       Dividend and Interest Income           58,962                  4,439
       Net Change in Fair Value of
         Investments                          29,727                      0
                                            --------             ----------
                                              88,689                  4,439
                                            --------             ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                   0                      0
       Administrative and Miscellaneous
         Expenses                                  0                 62,738
                                            --------             ----------
                                                   0                 62,738
                                            --------             ----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                        213,614                (31,332)

Loans to Participants, net                       176                 17,052

Fund-to-Fund Transfers                       752,293              1,638,260

Net Assets Available for Benefits,
   Beginning of Year                               0                      0
                                            --------             ----------
Net Assets Available for Benefits,
   End of Year                              $966,083             $1,623,980
                                            ========             ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                                      Total All
                                                        Funds
Sources of Participants' Equity:
   Contributions:
         Employee                                     $7,951,931
         Employer                                      2,098,559
                                                    ------------
                                                      10,050,490
                                                    ------------

 Plan-to-Plan Transfers                                1,106,265

   Investment Income:
       Dividend and Interest Income                   12,624,554
       Net Change in Fair Value of
         Investments                                   8,783,804
                                                    ------------
                                                      21,408,358
                                                    ------------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                       7,828,895
       Administrative and Miscellaneous
         Expenses                                        101,955
                                                    ------------
                                                       7,930,850
                                                    ------------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                                 24,634,263

Loans to Participants, net                                     0

Fund-to-Fund Transfers                                         0

Net Assets Available for Benefits,
   Beginning of Year                                 125,711,102
                                                    ------------
Net Assets Available for Benefits,
   End of Year                                      $150,345,365
                                                    ============

     See Accompanying Notes to Financial Statements

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN:

       General:

       The Illinois Power Company Incentive Savings Plan (the Plan) is sponsored and administered by Illinois Power Company (the Company). The Plan became effective as of June 1, 1984. Assets of the Plan are held and managed by a Trustee. Effective July 1, 1995, Fidelity Management Trust Company of Boston, Massachusetts became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to section 401(k) of the Internal Revenue Code (IRC). The Plan is subject to and in compliance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

       Participation:

       All salaried employees of the Company are eligible to participate in the Plan. In addition, all employees of Illinois Power Company's parent company, Illinova Corporation (Illinova), are eligible to participate, as are employees of Illinova's other subsidiary companies. Participation is voluntary. Active participation ceases upon termination of employment with the Company. Former employees can choose to liquidate their accounts or to leave them in the Plan. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

       Plan Changes and Amendments:

       Effective April 1, 1997, new contributions and balances transferred from other options could be invested in five new alternatives. The one new Fidelity fund was the Fidelity U.S. Equity Index Commingled Pool. Three mutual funds managed by other firms include the Founders Growth Fund, USAA International Fund, and the Warburg Pincus Emerging Growth Fund. In addition, participants are able to buy individual stocks and make other investment choices. Additional fees apply for this service which is called Fidelity Brokerage Link. Fidelity Management Trust Company will continue to handle transactions and serve employees accounts, regardless of which funds the participant invests in.

       New contributions could also be made, or balances transferred to, the Stock Fund, the Fidelity Equity Income Fund, the Fidelity Retirement Growth Fund, the Fidelity Asset Manager Income Fund, the Fidelity Asset Manager Growth Fund, the Fidelity Asset Manager Fund, the Fidelity International Growth and Income Fund, or the Fidelity Managed Income Portfolio Fund, which were not affected by the changes.

       Effective June 1997, the Plan was amended to reflect the change to daily valuation and elections through telephonic delivery; permit participants to request a loan from amounts that have been rolled over to the Plan; increase the maximum Company Incentive Contribution; clarify that if a participant's additions exceeds the limits of section 415 of the IRC, correction will first be made by distributing the participant's after-tax and 401(k) contributions; and clarify that a participant must be an active employee on the last day of the plan year to receive a Company Incentive Contribution for that plan year.

       Contributions:

       Participants may make before-tax contribution by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

       Participants have the option of investing their contributions into any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund at any time. Amounts are transferred to or from the Illinois Power Company Incentive Savings Plan as participants shift out of or into positions covered by a collective bargaining agreement. These transfers are shown in the Statement of Changes in Net Assets Available for Benefits with Fund Information as Plan-to-Plan Transfers.


       The Company contributes a monthly matching contribution to the Plan equal to 50% of the first $80 of the participants' monthly before-tax contributions and 25% of the balance of deferrals per month, up to 6% of the employee's base earnings for the month. All Company matching contributions are paid in units of Illinova common stock and are contained in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund.

       The Company has an Incentive Compensation arrangement in which all participants employed by the company on the last day of the Plan year are eligible to earn Illinova stock if specified performance goals are met. Units awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these units are also invested in the Stock Fund.

       Shares previously held in the Tax Reduction Act Stock Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.

       ESOP:

       In October 1990, the Board of Directors authorized amendments to the Incentive Savings Plan to provide for the implementation of an Employee Stock Ownership Plan (ESOP) arrangement. Under this arrangement, the Company, pursuant to authorization granted by the Illinois Commerce Commission (ICC), loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase 2,031,445 shares of the Company's common stock on the open market. These shares are held in a suspense account under the Plans and are being distributed to the accounts of participating employees as the loan is repaid by the Trustee with funds contributed by Illinois Power, together with dividends on the shares acquired with the loan proceeds. The shares are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan.

       As of December 31, 1998,  350,841 and 339,205  shares have been allocated
to  salaried   employees  for  Matching   Contribution  and  Company   Incentive
Contributions.

       Distributions:

       Distributions as provided for in the Plan are made to retired Plan participants or their beneficiaries. Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or the calendar year in which the employee retires. All distributions are made in the form of cash and/or Illinova common stock.

       Forfeitures:

       Each participant is responsible for supplying the Company with a current address. If the address of the participant (or the participant's beneficiary in the event of participant's death) is not known to the Company within four years (three years in the event of participant's death) of the date on which distribution may first be made, the adjusted balance in the participant's account shall be deemed a forfeiture and shall be used to reduce matching contributions and company incentive contributions. In the event that the participant or beneficiary makes a valid claim for the forfeited amount, the benefits shall be reinstated.

       Loans:

       The Plan allows participants to borrow from their before-tax and TRASOP accounts an amount not to exceed the lesser of $50,000 reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made or 50% of the vested account balance. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. For 1998, the interest rate ranged from 8.75% to 9.50%, however for 1997 the rate was 9.50%.

       All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

       Plan Termination:

       It is expected that the Plan will be continued, but the right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Basis of Accounting:

       The accompanying Plan financial statements are prepared on the accrual basis of accounting.

       Investments:

       The guaranteed investment fund is valued at contract value as reported to the Plan by the Trustee. Participant notes receivable included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at current value based on the latest quoted market price.

       Income:

       Interest and dividend income is accrued as earned.

       Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Illinova common stock is valued by the Plan at market value on the date of allocation and current value is used at the time of distribution to participants resulting in a realized gain or loss as reflected in the Statement of Changes in Net Assets Available for Benefits with Fund Information.

       Expenses:

       Certain expenses incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees and trustee administrative fees. All other expenses incurred in the operation of the Plan are paid by the Company.

       Income Taxes:

       The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

       Use of Estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

       Reclassifications:

       Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation.

NOTE 3 - INVESTMENTS

       Plan  investments  are  received,  invested  and  held  by  the  Trustee.
Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

                                                     December 31, 1998

Investments at Fair
Value as Determined by
Quoted Market Price                   Units          Value             Cost

Illinova Common Stock               1,021,868     $25,546,700      $21,420,783

Fidelity Equity Income
Fund                                  782,044     $43,442,523      $29,612,286

Fidelity Retirement
Growth Fund                         2,175,660     $44,622,782      $39,077,299

Fidelity Asset Manager
Fund                                  621,938     $10,815,508      $10,111,240

Fidelity Managed Income
Portfolio Fund                     17,502,633     $17,502,633      $17,502,633




                                                     December 31, 1997

Investments at Fair
Value as Determined by
Quoted Market Price
                                       Units         Value            Cost

Illinova Common Stock                 964,040     $25,968,828      $20,374,849

Fidelity Equity Income
Fund                                  799,689     $41,911,711      $28,462,446

Fidelity Retirement
Growth Fund                         1,964,771     $33,106,384      $34,459,220

Fidelity Asset Manager
Fund                                  510,242     $ 9,362,941      $ 7,937,016

Fidelity Managed Income
Portfolio Fund                     15,046,006     $15,046,006      $15,046,006

NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

     Fidelity Management Trust Company, the Trustee for the Plan, purchased shares of Illinova Common Stock at a cost of $3,773,625 in 268 transactions and sold shares, the proceeds of which totaled $3,535,604, in 238 transactions. The net gain on these sales was $916,076. The transactions are allowable party-in-interest transactions under Section 408(3) of ERISA and the regulations thereunder.

     The majority of the assets of the Plan are invested in Fidelity Investments mutual funds. The Plan also invests in a short-term money market fund, the Fidelity Investments Cash Portfolio. The transactions with these Fidelity funds are allowable party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations thereunder. The number of purchase transactions with each fund and the dollar amount of purchases for each fund as of December 31, 1998 are listed below:

                                              Purchase         Purchase
Fund                                        Transactions        Amount

Fidelity Equity Income Fund                     230          $ 8,007,695

Fidelity Retirement Growth Fund                 229          $10,361,828

Fidelity Asset Manager Income Fund              123          $ 1,447,349

Fidelity Asset Manager Growth Fund              169          $ 2,273,648

Fidelity Asset Manager Fund                     172          $ 3,565,259

Fidelity International Growth and
Income Fund                                     145            $ 716,172

Fidelity Managed Income Portfolio
Fund                                            184          $ 8,792,668

Fidelity US Equity Index
Commingled Pool                                 188          $ 5,309,214

Founders Growth Fund                            163          $ 3,069,832

USAA International Fund                         112            $ 584,698

Warburg Pincus Emerging Growth                  147            $ 996,298

Fidelity Brokerage Link                          80          $ 2,406,796

Cash Portfolio                                  134          $ 4,063,789

     The number of sales transactions with each fund, the dollar amount of sales, and the gain on these sales for each fund as of December 31, 1998 are shown below:
                                            Sales
                                            Trans-     Sales
Fund                                       actions     Amount        Gain

Fidelity Equity Income Fund                  204     $9,175,677   $2,317,821

Fidelity Retirement Growth
Fund                                         201     $6,211,043     $467,294

Fidelity Asset Manager Income
Fund                                          58       $717,330     $ 15,196

Fidelity Asset Manager Growth
Fund                                         120     $1,771,486     $267,679

Fidelity Asset Manager Fund                  128     $1,666,478     $275,443

Fidelity International Growth
and Income Fund                              104       $871,829     $ 68,018

Fidelity Managed Income
Portfolio Fund                               187     $6,336,041            0

Fidelity US Equity Index
Commingled Pool                               90     $2,030,099     $161,427

Founders Growth Fund                          75       $882,933   $ (13,110)

USAA International Fund                       52       $570,246     $(9,526)

Warburg Pincus Emerging
Growth                                        68       $607,291     $ 23,688

Fidelity Brokerage Link                      252       $ 35,295            0

Cash Portfolio                               198     $4,012,042            0

NOTE 5 - SUBSEQUENT EVENT

           Illinova has announced an intention to merge with Dynegy. Status of the plan following the merger has not been determined.

                                                             Line 27a Schedule I

                             Illinois Power Company
                             Incentive Savings Plan

                 Schedule of Assets Held for Investment Purposes
                                December 31, 1998

Identity of Issue/                                              Current
Description of Investment                        Cost            Value

*Illinova Common Stock                        $21,420,783     $25,546,700

*Fidelity Equity Income Fund                   29,612,286      43,442,523

*Fidelity Retirement Growth Fund               39,077,290      44,622,782

*Fidelity Asset Manager Income Fund             1,854,894       1,918,843

*Fidelity Asset Manager Growth Fund             7,028,069       8,025,684

*Fidelity Asset Manager Fund                   10,111,240      10,815,508

*Fidelity International Growth and
Income Fund                                     3,025,196       3,370,968

*Fidelity Managed Income Portfolio
Fund                                           17,502,633      17,502,633

*Fidelity US Equity Index
Commingled Pool                                 6,059,024       7,493,956

*Founders Growth Fund                           4,073,841       4,372,705

*USAA International Fund                          743,050         696,540

*Warburg Pincus Emerging Growth                 1,363,254       1,421,588

*Fidelity Brokerage Link                        3,992,883       3,992,883

*Participant Loans**                            4,190,017       4,190,017
                                                ---------       ---------

                                             $150,054,460    $177,413,330
                                             ============    ============

*A party-in-interest to the Plan
**Interest rates on loans range
from 7% to 11%


                                                                                                                Line 27d Schedule II


                                                        Illinois Power Company
                                                        Incentive Savings Plan


                                                 Schedule of Reportable Transactions *
                                                 for the Year Ended December 31, 1998


                                                                   Expense                             Current
Identity of                                                       Incurred                            Value of
Party Involved/              Purchase     Selling     Lease         with          Cost of             Asset on
Description of Asset          Price        Price     Rental        Trans           Asset              Trans Dt             Net Gain
--------------------      -----------   ----------   ------       --------     -----------          ----------           -----------

Fidelity Equity
Income Fund               $ 8,007,695   $9,175,677      N/A         N/A        $6,857,856           $9,175,677           $2,317,821

Fidelity Retirement
Growth Fund               $10,361,828   $6,211,043      N/A         N/A        $5,743,749           $6,211,043             $467,294

Fidelity Managed
Income Portfolio Fund     $ 8,792,668    $6,336,041     N/A         N/A        $6,336,041           $6,336,041                    0


* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

     SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 Illinois Power Company
                                                 Incentive Savings Plan



                                                 by/s/Kim B. Leftwith
                                                 Kim B. Leftwich
                                                 Vice-President

        Date: June 28, 1999






                                  EXHIBIT INDEX

                             Exhibits Filed Herewith



            Exhibit No.           Description
--------------------------------------------------------------------------------

               1                  Consent of Independent Accountants

                                                                       Exhibit 1

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60278) of Illinova Corporation of our report dated June 18, 1999 relating to the financial statements of Illinois Power Company Incentive Savings Plan for the year ended December 31, 1998, which appears in this Form 11-K.






by /s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
June 28, 1999